SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549
                        ----------------------

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                     HOPEWELL ACQUISITION CORP.
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                          (Name of Issuer)

                   Common Stock, $.0001 par value
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                   (Title of Class of Securities)

                          Not Yet Issued
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                         (CUSIP Number)

                       Newfield Capital, Inc.
                          38 Fox Run Road
                    Monroe, Connecticut  06468
                           203-261-5698

                          Gary G. Huang
                         38 Fox Run Road
                    Monroe, Connecticut  06468
                           203-261-5698

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(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                           May 13, 2002
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          (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7(b) for other parties to whom copies are to be sent.

_______________
   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Newfield Capital, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)[  ]
     (b)[  ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     Newfield Capital, Inc.:  OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)[__]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Newfield Capital, Inc.:  Connecticut, USA
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                    7    SOLE VOTING POWER

                         Newfield Capital, Inc.:  5,000,000
                        -----------------------------------------------
       NUMBER OF    8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY        Newfield Capital, Inc.:  0
       OWNED BY         -----------------------------------------------
         EACH       9    SOLE DISPOSITIVE POWER
      REPORTING
       PERSON            Newfield Capital, Inc.:  5,000,000
        WITH            -----------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         Newfield Capital, Inc.:  0
                        -----------------------------------------------

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Newfield Capital, Inc.:  5,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)[__]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Newfield Capital, Inc.:  100%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     Newfield Capital, Inc.:  CO
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    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Gary G. Huang ("GH")
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a)[  ]
    (b)[  ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    GH:  PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)[__]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GH:  USA
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                     7    SOLE VOTING POWER

                          GH:  5,000,000
                         -----------------------------------------------
       NUMBER OF     8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY         GH:  0
       OWNED BY          -----------------------------------------------
         EACH        9    SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              GH:  5,000,000
        WITH             -----------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          GH:  0
                         -----------------------------------------------

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     GH:  5,000,000
------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)[__]
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     GH:  100%
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     GH:  IN
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Item 1.  Security and Issuer.

    Common Stock, $.0001 par value (the "Common Stock"), of Hopewell Acquisition Corp., a Delaware corporation ("Hopewell"). The address of the principal executive offices of Wayne is 38 Fox Run Road, Monroe,
Connecticut 06468.


Item 2.  Identity and Background.

     Newfield Capital, Inc. is a business consulting firm, a Connecticut corporation. The address of the principal offices of Newfield Capital, Inc. is 38 Fox Run Road, Monroe, Connecticut 06468.

     Neither Newfield Capital, Inc. nor its sole executive officer, director, or any person controlling or ultimately in control of Newfield Capital, Inc. has, during the last five (5) years, been convicted in a criminal proceeding or been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     Information with regard to the name, citizenship, residence or business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted for each executive officer, director, and persons controlling Newfield Capital, Inc. is as follows:

   Newfield Capital, Inc.:

   Principal office:  38 Fox Run Road, Monroe, Connecticut 06468
   Principal business:  Corporate and consulting services
   Place of organization:  Connecticut, USA

   Gary G. Huang

   38 Fox Run Road
   Monroe, Connecticut 06468
   Present principal occupation or employment: acting financial controller Principal business and address of organization in which employment conducted: financial controller; 2 Queen's Road, Central, Hong Kong
   Citizenship:  USA

   Newfield Capital, Inc. owns 5,000,000 shares of Hopewell Common Stock, which represents 100% of the issued and outstanding shares of Hopewell Common Stock. Newfield Capital, Inc. is wholly controlled by Gary G. Huang.
Gary G. Huang beneficially owns 5,000,000 shares of Hopewell Common Stock, which represents 100% of the issued and outstanding shares of Hopewell Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration

   The securities owned by Newfield Capital, Inc. were acquired in exchange for Hopewell's initial capitalization of $500 in cash. Gary G. Huang is the sole shareholder of Newfield Capital, Inc.

Item 4.  Purpose of Transaction.

     Hopewell shares were acquired by all reporting persons for control of Hopewell.

     (a) It is not anticipated that any additional Hopewell securities will be acquired by any reporting persons; however, the carrying out of Hopewell's business plan will require disposition of some or all of the issued and outstanding securities of Hopewell.

     (b) The business plan of Hopewellis to seek out, investigate, and pursue a merger, acquisition, or other business combination with an entity desiring the perceived benefits offered by Newfield as a result of its having a class of securities registered under the Exchange Act. Presently, no agreements to further Hopewell's business plan have been reached.

     (c)  None.

     (d) None at present; however, it is likely that changes in Hopewell's present board of directors and management will occur upon the completion of a business combination.

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer.

    (a) Newfield Capital, Inc. owns 5,000,000 shares of Hopewell Common Stock, which represents 100% of the issued and outstanding shares of Hopewell Common Stock. Newfield Capital, Inc. is wholly controlled by
Gary G. Huang. Gary G. Huang beneficially owns 5,000,000 shares of Hopewell Common Stock, which represents 100% of the issued and outstanding shares of Hopewell Common Stock.

     (b) Gary G. Huang has sole power, as the sole shareholder of Newfield Capital, Inc., to vote or direct the vote and to dispose or direct the disposition of Hopewell's 5,000,000 shares.

     (c) There have been no transactions in Hopewell Common Stock effected by Newfield Capital, Inc. and Gary G. Huang during the past 60 days, other than initially issuing 5,000,000 shares of Hopewell's common stock to Newfield Capital, Inc. at Hopewell's inception.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As the sole shareholder of Hopewell, Newfield Capital signed a letter agreement with Hopewell on January 15, 2002. Pursuant to the Agreement, Newfield Capital will not sell any of Hopewell's common stock shares it owns except in connection with or following completion of a merger, acquisition or other transaction of or by Hopewell meeting the definition of a business combination as defined in Hopewell's registration statement filed with the Securities and Exchange Commission on March 13, 2002.


Item 7.  Material to be Filed as Exhibits.

Exhibit No.                      Description
-----------    -----------------------------------------------
   10. 1       Letter agreement between Hopewell Acquisition Corp. and
               Newfield Capital, Inc. executed on January 15, 2002*


* Incorporated herein by reference from Exhibit No. 10.1 of Hopewell's Form 10-SB/12g as filed with the Securities and Exchange Commission on March 13, 2002.



                                 SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Date:  May 8, 2002                   Newfield Capital, Inc.
                                     a Connecticut corporation


                                     By:  /s/ Gary G. Huang
                                     ----------------------------
                                      Gary G. Huang, President

Date:  May 8, 2002

                                         /s/ Gary G. Huang
                                     ----------------------------
                                            Gary G. Huang